Exhibit 99.1

SKF Files to Deregister from SEC, USA

GOTEBORG, Sweden--(BUSINESS WIRE)--June 4, 2007--SKF (Pink Sheets:SKFRY) (STO:SKFA) (STO:SKFB) intends to file on 5 June 2007 a Form 15F with the US Securities and Exchange Commission (SEC) to deregister under the US Securities Exchange Act of 1934 its Class B shares and to terminate reporting obligations with respect to its 7 1/8% Notes due 1 July 2007. SKF expects that the deregistration will become effective 90 days after filing. As a result of the filing, SKF's obligation to file certain reports and forms with the SEC, including Forms 20-F and 6-K, will be immediately suspended. In 2003, SKF delisted its ADRs from trading on NASDAQ as the globalization of the capital markets eliminated the need of a presence on a local stock exchange. SKF intends to maintain its ADR facility in the United States.

This information was brought to you by Cision
http://newsroom.cision.com

CONTACT: Aktiebolaget SKF
Tel: 031 337 1000
Fax: 031 337 1722
www.skf.com
or
PRESS:
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
IR:
SKF Investor Relations
Marita Bjork, +46 (0)31 337 1994
Mobile: +46 (0)705-181994
marita.bjork@skf.com